UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Abengoa Yield plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G00349103

(CUSIP Number)

Daniel Alaminos Echarri
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Abengoa Concessions Investments Limited

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 51.04%**

14	Type of Reporting Person: CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

1	Names of Reporting Persons: Abengoa Concessions, S.L.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 51.04%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

1	Names of Reporting Persons: Abengoa Solar, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 51.04%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

1	Names of Reporting Persons: Abengoa, S.A.

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,153,302*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,153,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,153,302*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 51.04%**

14	Type of Reporting Person: CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue, which is the sum of (i) 80,000,000 ordinary shares in issue on March 31, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 11, 2015 and (ii) 20,217,260 ordinary shares issued on May 14, 2015 as set forth in the Issuer’s Report on Form 6-K (No. 001-36487) filed with the Securities and Exchange Commission on May 14, 2015.

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D filed on June 24, 2015 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) and is jointly filed by the Reporting Persons (as defined in the Original Schedule 13D) with respect to the ordinary shares of Abengoa Yield plc, nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

Item 6.                             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Margin Loan Facility Agreement

On June 29, 2015, ACI entered into a Margin Loan Facility Agreement with Bank of America, London Branch (“Bank of America”), and related security documents (collectively, the “Loan Documents”), pursuant to which ACI is entitled to borrow up to $200,000,000 (the “Loan Amount”). Under the terms of the Loan Documents, ACI agreed to pledge and grant a security interest in 14,000,000 Ordinary Shares of the Issuer (the “Pledged Shares”), in favor of Bank of America as security for the Loan Amount. The loan will mature 24 months following the utilization date , but upon the exercise of certain events that are customary for this type of loan, Bank of America may exercise its right to require ACI to pre-pay the Loan Amount, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2015

ABENGOA, S.A.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS, S.L.

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	Chairman of the Board

ABENGOA SOLAR, S.A.

By:	/s/ Armando Zuluaga Zilberman
	Name:	Armando Zuluaga Zilberman
	Title:	Chief Executive Officer

ABENGOA CONCESSIONS INVESTMENTS LIMITED

By:	/s/ Santiago Seage Medela
	Name:	Santiago Seage Medela
	Title:	President and Chief Executive Officer